Trading Symbol TSX:GGC

ISS SUPPORTS INCUMBENT MANAGEMENT

Recommends Against Voting Dissident Proxy

June 19, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. ("Genco") today reported that ISS Governance Services ("ISS") recommended against James Anderson (the "Dissident").

In its report dated June 19, 2008, ISS stated: "After carefully considering the arguments on both sides….we have decided to support management."

In regards to the Dissident's nominees, ISS sided with the views of management and the incumbent board of directors (the "Board"), stating that the "dissident board may not have the breadth of experience and skill sets the company requires to successfully finance and carry out its mineral development and production activities". ISS concluded that Genco "has made significant progress and that management has a reasonable strategy in place". However, the Board acknowledges that ISS' endorsement was not unqualified and undertakes, if elected, to address the concerns expressed in their report.

Greg Liller, President of Genco, stated: "ISS' support for management is an important and independent validation of our view that shareholders should reject the Dissident's proposed nominees. Over the course of his campaign, the Dissident has evaded the issues and attempted to mislead Genco shareholders. Management now has support from ISS and analysts from Haywood Securities Inc. and Salman Partners Inc. The Dissident has failed to receive any such support. Now it is crucial for all shareholders to actively deliver their WHITE proxies, no matter how large or small their holdings, to prevent the Dissident from seizing control of Genco".

ISS, a division of Riskmetrics Group, is an independent voting advisory service whose recommendations are followed closely by many institutional shareholders.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)